

August 6, 2010

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:** **Phillips Edison – ARC Shopping Center REIT Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed July 28, 2010**
> **File No. 333-164313**

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced below correspond to the page numbers found in the courtesy copies supplied to us.

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-11

What is the experience of your Phillips Edison sponsors?, page 7

1. We note your disclosure that Phillips Edison and its affiliates have over 3,000 tenants. You also state that on page 80 under the subheading "Diversified Portfolio" that Phillips Edison has over 3,100 tenants. Please revise to present Phillips Edison and its affiliates' prior experience in a consistent manner throughout.

Signatures

2. We note that the signature of the officer signing on behalf of the registrant was signed pursuant to a power of attorney. Please file certified copies of the resolution of your board of directors authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K for guidance.

REVISED SALES LITERATURE SUBMITTED JULY 30, 2010

Power Point

3.   Refer to pages 12 and 15. We note that some of the information regarding the prior experience of Phillips Edison, such as the number of properties, does not appear to be consistent with information contained in the prospectus. Please revise or advise. Please also confirm that the number of tenants is consistent with the revisions that you make in response to comment 1 above.   Please note that this comment also applies to your website.

4.   Please balance the disclosure about Phillips Edison's prior experience with a discussion of adverse business developments, as applicable. Please note that this comment also applies to your website.

Website

5.   Refer to the Terms & Conditions of the website, specifically paragraph 11 and the disclosure that ". . . the Website must be read in conjunction with prospectus . . . ," (emphasis added).   As previously noted, it is inappropriate to require potential investors to represent that they have read the prospectus. Please revise accordingly or advise us why such requirement is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at 202-551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert H. Bergdolt, Esq.
    Michael S. O'Sullivan, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2200